                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                             ENRON OIL & GAS COMPANY
                             -----------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   293562 10 4
                                 --------------
                                 (CUSIP Number)

                                  Rex R. Rogers
                  Vice President and Associate General Counsel
                                   Enron Corp.
                                1400 Smith Street
                                Houston, TX 77002
                                 (713) 853-3069
                        -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   July 20, 1999
                                   -----------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 293562 10 4                                         Page 2 of 6 Pages

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.
      I.R.S. No. 47-0255140
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
      N/A
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      BK, WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
--------------------------------------------------------------------------------
          NUMBER OF            7     SOLE VOTING POWER

           SHARES                    82,270,000**
                               -------------------------------------------------
        BENEFICIALLY           8     SHARED VOTING POWER

          OWNED BY                   0
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  82,270,000**
                               -------------------------------------------------
           PERSON              10    SHARED DISPOSITIVE POWER

            WITH                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      82,270,000 shares of common stock.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

---------------------

**Subject to contractual restrictions on Enron's right to vote or dispose of the shares reported, which restrictions are described in this Amendment No. 3 to
Schedule 13D.

                               AMENDMENT NO. 3 TO
                           STATEMENT ON SCHEDULE 13D


         Reference is made to the Statement on Schedule 13D (the "Statement") filed by Enron Corp. ("Enron") with respect to its beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of Enron Oil & Gas Company (the "Issuer"). The following items of the Statement are amended in the manner set forth below. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement.


Item 4.       Purpose of Transaction.

         Until the consummation of the IPO, Enron owned 99.4% of the Common Stock of the Issuer. Pursuant to the IPO, the Issuer sold 23,000,000 shares (after giving effect to the Issuer's June 1994 2-for-1 stock split effected as a stock dividend). Subsequent to the completion of the IPO, the Issuer has remained a majority-owned subsidiary of Enron, and its assets, liabilities and results of operations are included in the consolidated financial statements of Enron and its consolidated subsidiaries.

         The Board of Directors of the Issuer consists of eleven directors. Of these directors, five serve as executive officers of Enron:

    Name                             Position with Enron
    --------------------             -----------------------------------------
    Kenneth L. Lay                   Director, Chairman of the Board and
                                     Chief Executive Officer

    Jeffrey K. Skilling              Director, President and Chief
                                     Operating Officer

    Ken L. Harrison                  Director, Vice Chairman

    James V. Derrick                 Executive Vice President and
                                     General Counsel

    Richard A. Causey                Executive Vice President and Chief
                                     Accounting, Information and
                                     Administrative Officer

         In addition, John H. Duncan, who serves as a non-employee director of Enron and as Chairman of the Executive Committee of Enron's Board of Directors, also serves as a director of the Issuer.

         Enron reviews and analyzes on a continuing basis its investments in each of its subsidiaries and other operations, including the Issuer, in order to determine whether shareholder value for Enron's shareholders is better served by holding those investments, disposing of or monetizing those investments or recapitalizing or otherwise restructuring those investments. These reviews and analyses are based upon a variety of factors, including, without limitation, the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Enron, general stock market and economic conditions and other factors deemed relevant.

         As a result of Enron's review and analysis of its investment in the Issuer, Enron has entered into a Share Exchange Agreement, dated July 19, 1999, by and between Enron and the Issuer(the "Exchange Agreement"), which is filed as Exhibit D hereto. The following summary of the Exchange Agreement is qualified by reference to the Exchange Agreement.

         Under the Exchange Agreement, Enron has agreed to exchange 62,270,000 shares of the Common Stock for the stock of EOGI-India, Inc., which is a wholly owned subsidiary of the Issuer and which will own all of the Issuer's China and India operations at the time of closing (the "Exchange"). In connection with the Exchange, the Issuer will contribute $600 million in cash to one of the Issuer's India subsidiaries that will be transferred to Enron. These funds will be used in connection with international operations. After the Exchange, Enron will own 20,000,000 shares of Common Stock (the "Retained Shares"), representing approximately 21.9% of the shares of Common Stock outstanding after giving effect to the Exchange. Subject to the restrictions on sale contained in the Exchange Agreement described below, Enron intends to sell the Retained Shares as soon as it is practicable; provided, however, that the timing of any such sales will be subject to a variety of factors, including, without limitation, the price of, and other market conditions relating to, the Common Stock, general stock market and economic conditions, and other factors deemed relevant.

         Consummation of the Exchange is subject to customary closing conditions, including the accuracy of the representations and warranties of each of the parties at closing, the performance of each party's covenants and agreements under the Exchange Agreement and the receipt of opinions of counsel to Enron and the Issuer as to the tax free nature of the Exchange. In addition, the closing of the Exchange is conditioned on the resignation of Messrs. Lay, Skilling, Derrick, Harrison, Causey and Duncan as directors of the Issuer.

         Under the Exchange Agreement, each party has made certain representations and warranties, with each party agreeing to indemnify the other party for breaches of such party's representations and warranties.

         Under the Exchange Agreement, Enron has agreed, commencing on July 19, 1999 and ending on the date that is six months after the closing of the Exchange (the "Lock-Up Expiration Date"), not to, directly or indirectly, sell, transfer, pledge or otherwise dispose of (including without limitation by issuing any debt or equity securities exercisable or exchangeable for, or convertible into) any Retained Shares to any person other than a wholly owned subsidiary of Enron. However, in the event that the Issuer engages in a public offering of its equity securities prior to the Lock-Up Expiration Date, Enron will be entitled (subject to certain limitations contained in a Stock Restriction and Registration Rights Agreement between Enron and the Issuer) to sell in the public offering (a) debt or equity securities of Enron ("Convertible Securities") that are mandatorily exchangeable for or mandatorily convertible into up to 10,000,000 Retained Shares less any shares sold pursuant to clause (b) below and (b) with the prior written consent of the Issuer, up to 10,000,000 Retained Shares less the number of Retained Shares underlying Convertible Securities sold pursuant to clause (a) above. In the event that Enron is entitled to sell its Retained Shares as described above, Enron is required to sell such Retained Shares (a) in a public offering registered under the Securities Act, (b) pursuant to Rule 144 promulgated under the Securities Act, (c) to a wholly owned subsidiary of Enron, which would then be bound by these restrictions, (d) pursuant to any merger approved by the Issuer's board of directors or (e) any tender offer or exchange offer recommended by the Issuer's board of directors.

         In addition, under the Exchange Agreement, Enron has agreed that, commencing on July 19, 1999 and ending on the later of (a) the second anniversary of the closing of the Exchange and (b) the earliest date that Enron ceases to beneficially own more than 5% of the issued and outstanding shares of Common Stock (the "Standstill Expiration Date"), unless specifically requested in advance by the Issuer's board of directors, neither Enron nor any of its subsidiaries will directly or indirectly (1) acquire, offer to acquire or agree to acquire, or cause or recommend that any other person acquire, directly or indirectly, by purchase, gift, through the acquisition or control of another person or otherwise, any voting securities of the Issuer, (2) make or in any way participate in, directly or indirectly, any solicitation of proxies to vote or become a participant in any election contest or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer, (3) propose or nominate any nominee for director of the Issuer, (4) submit any stockholder proposal to be voted upon by the stockholders of the Issuer, (5) deposit any voting securities in a voting trust or subject any such voting securities to any arrangement or agreement with respect to the voting of such securities, (6) propose any business combination involving the Issuer or make or propose a tender or exchange offer or any other offer for any of the Issuer's voting securities, or arrange, or participate in the arrangement of, financing thereof, (7) disclose an intent, purpose, plan or proposal with respect to the Issuer or its voting securities inconsistent with the provisions of the Exchange Agreement, (8) after the closing of the Exchange, otherwise act, alone or in concert with or on behalf of others, to seek directly or indirectly to control the officers or board of directors of the Issuer (provided that prior to the closing of the Exchange, Enron will not take any action with respect thereto that is inconsistent with the Exchange Agreement, its implementation or the effectuation of the purposes of the Exchange Agreement), or (9) encourage or assist any other person in connection with any of the foregoing. In addition, Enron has agreed that, during the period from the date of closing of the Exchange until the Standstill Expiration Date, at any meeting of the stockholders of the Issuer with respect to which Enron owns Retained Shares entitled to vote, Enron will attend such meeting in person or by proxy and will vote all of its Retained Shares in the manner, if any, recommended by the Issuer's board of directors.

         The Issuer has agreed not to issue or dispose of any shares of its capital stock (other than pursuant to currently outstanding options under employee or director stock option plans) prior to the closing of the Exchange unless, after such issuance or disposition, Enron continues to own at least a majority of the outstanding shares of Common Stock, on a fully diluted basis (excluding for this purpose options or other convertible or exchangeable securities that either will not vest until after December 31, 1999 or that have an exercise price, conversion price or exchange ratio of $22 per share or more).

Item 7.  Material to be Filed as Exhibits.

         A. Stock Restriction and Registration Agreement dated as of August 23, 1989 by and between Enron and the Issuer (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 of the Issuer, Registration Statement No. 33-30678, filed August 24, 1989.

         B. Amendment to Stock Restriction and Registration Agreement dated December 9, 1997 by and between Enron and the Issuer (incorporated by reference to Exhibit 10.7 to Annual Report on Form 10-K of the Issuer for the year ended December 31, 1997).

         C. Equity Participation and Business Opportunity Agreement, dated December 9, 1997, between Enron and the Issuer (incorporated by reference to Exhibit 10 to the Registration Statement on Form S-3 of the Issuer, Registration Statement No. 333-44785, filed January 23, 1998).

         D. Share Exchange Agreement dated as of July 19, 1999 by and between Enron and the Issuer.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  July 20, 1999                         ENRON CORP.


                                             By: /s/ TIMOTHY J. DETMERING
                                                 -------------------------------
                                                 Timothy J. Detmering
                                                 Vice President

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                               INDEX TO EXHIBITS

EXHIBIT NO.            DESCRIPTION
-----------            -----------
   D            Share Exchange Agreement